DONNELLEY FINANCIAL SOLUTIONS, INC.

DONNELLEY FINANCIAL, LLC

DFS INTERNATIONAL HOLDINGS, INC.

35 West Wacker Drive

Chicago, Illinois 60601

March 20, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Shainess

Re:	Donnelley Financial Solutions, Inc. et al.—Registration Statement on Form S-4 (File No. 333-216619)

Dear Mr. Shainess:

In connection with the registration statement on Form S-4 (File No. 333-216619) of Donnelley Financial Solutions, Inc. (the “Issuer”) and Donnelley Financial, LLC and DFS International Holdings, Inc. (together, the “Guarantors”) relating to the exchange offer of $300,000,000 of the Issuer’s 8.250% Senior Notes due 2024 issued on September 30, 2016 (the “Old Notes”) and the guarantees of each of the Guarantors of such Old Notes (the “Old Guarantees” and, together with the Old Notes, the “Old Securities”), previously issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), the Issuer and the Guarantors hereby make the following representations to the Commission:

1.	The Issuer and the Guarantors are registering under the Securities Act the 8.250% Senior Notes due 2024 (the “New Notes”) and the guarantees of each of the Guarantors of such New Notes (the “New Guarantees” and, together with the New Notes, the “New Securities”), to be offered in the exchange offer (the “Exchange Offer”) in reliance on the staff’s position in Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holding Corporation (available May 13, 1988) (collectively, the “Exxon Capital Letters”); and

2.

Neither the Issuer nor any of the Guarantors has entered into any arrangement or understanding with any person to distribute the New Securities to be received in the Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the New Securities in the ordinary course of its business and has no arrangement or

Securities and Exchange Commission	-2-

understanding with any person to participate in the distribution of the New Securities to be received in the Exchange Offer. In this regard, the Issuer and the Guarantors will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer or otherwise) that any securityholder using the Exchange Offer to participate in a distribution of the New Securities (a) may not rely on the staff’s position in the Exxon Capital Letters or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer and the Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Issuer and the Guarantors will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the Exchange Offer) disclosure that by accepting an Exchange Offer each holder (including any broker-dealer) of the Old Securities represents to the Issuer that it is not an affiliate of the Issuer, that the New Securities will be acquired in the ordinary course of business, and that such holder is not engaged in, and does not intend to engage in, a distribution of the New Securities to be received in the Exchange Offer. If a broker-dealer holds Old Securities for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of securities to be received in the Exchange Offer.

[remainder of page intentionally left blank]

Securities and Exchange Commission	-3-

Please do not hesitate to contact Robert W. Downes of Sullivan & Cromwell LLP by telephone (+1 212 558 4312) or email (downesr@sullcrom.com) with any questions or comments regarding this filing.

Sincerely,

/s/ Jennifer B. Reiners

Jennifer B. Reiners

General Counsel and Chief

Compliance Officer

cc:	Robert W. Downes
(Sullivan & Cromwell LLP)